Exhibit 99

FORDING INC. RECEIVES UNSOLICITED OFFER

Calgary, October 25, 2002 - Fording Inc. (TSX/NYSE: FDG) announced today that it has received the unsolicited offer from Sherritt Coal Acquisition Inc. ("Sherritt"), a corporation wholly-owned by Sherritt Coal Partnership II, for all of its outstanding common shares (the "Shares") for Cdn. $29.00 per Share in cash, announced earlier this week. The Sherritt offer is open for acceptance until December 27, 2002.

The Board will meet with its financial and legal advisors in order to review and evaluate the Sherritt offer following which the Company will mail a directors' circular which will contain the Board's formal recommendation.

However, the Board notes that at $29.00 per Share, the Sherritt offer is considerably less than Fording's current trading price.

Fording's chairman, Richard Haskayne, repeated that "from the Board's perspective, the Sherritt offer is opportunistic and fails to reflect the underlying value of the Company. The Board continues to be of the view that the income trust conversion announced by the Company on Monday, October 21, 2002 is in the best interests of shareholders. Further, the income trust conversion does not preclude future transactions and the Board will continue to evaluate the income trust conversion against other alternatives as circumstances require."

Fording is Canada's largest and lowest-cost producer of export metallurgical coal. Its three mines in southern British Columbia produce high-quality metallurgical coal for the international steel industry. The Company's Alberta mining operations supply thermal coal to electric utilities. Fording is also the world's largest producer of the industrial mineral wollastonite.

For further information contact:

Mark Gow, CA
Director, Investor Relations
(403) 260-9834
mark_gow@fording.ca

Fording will file a Solicitation/Recommendation Statement with the U.S. Securities and Exchange Commission with respect to the offer. The Solicitation/Recommendation Statement will contain important information which should be read carefully before any decision is made with respect to the offer. The Solicitation/Recommendation Statement will be made available to all shareholders of the company, at no expense to them. The Solicitation/Recommendation Statement will also be available at no charge on the U.S. Securities and Exchange Commission's web site at www.sec.gov.